Exhibit 4(b)

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock of UFP Industries, Inc. (the “Company”). This summary does not purport to be complete in all respects and is subject to and qualified in its entirety by reference to the Company’s Restated and Amended Articles of Incorporation (the "Articles of Incorporation") and Amended Bylaws (the "Bylaws"), each of which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4(b) is a part.

Authorized Capital Stock

The Company’s authorized capital stock consists of 80,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of December 26, 2020, there were no shares of preferred stock outstanding.

Dividend and Liquidation Rights

Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, if any, the holders of common stock are entitled to receive:

•	dividends when, as, and if declared by the Company’s Board of Directors out of funds legally available for the payment of dividends; and

•

in the event of dissolution of the Company, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of preferred stock, as provided in the Articles of Incorporation.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of common stock have no cumulative voting rights.

The Company’s Articles of Incorporation provide that the Company’s Board of Directors be divided into three classes of nearly equal size, with the classes to hold office for staggered terms of three years each.

The vote required for the election of a director shall, except in a contested election, be the affirmative vote of a majority of the votes cast in the election of a nominee. For this purpose, a “majority of the votes cast” means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election. Abstentions and broker non-votes are not counted as votes cast either “for” or “against” a director’s election. In a contested election, directors are elected by a plurality of the votes cast at the meeting of shareholders.

An election is considered contested if there are more nominees for election than positions on the Board of Directors to be filled by election at that meeting.

Listing

The Company’s common stock is currently traded on the Nasdaq Global Select Market under the symbol “ufpi.”

Applicable Anti-Takeover Provisions

The Company's Articles of Incorporation and Bylaws contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for shareholders to replace incumbent directors with new directors who may be willing to entertain changes that shareholders may believe will lead to improvements in the combined company’s business.

Other

All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase or subscribe for any additional shares of common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the Company’s common stock.

The transfer agent for the Company’s common stock is American Stock Transfer & Trust Co., 6201 15th Avenue, Brooklyn, NY 11219.